Filed by Biogen Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a memorandum from the Company’s Chairman and Chief Executive Officer to the Company’s employees.

TO:	All Staff
FROM:	Jim Mullen
DATE:	June 23, 2003
RE:	Today’s Merger Announcement between Biogen and IDEC

This is a momentous day for IDEC and Biogen and everyone associated with our companies. Until we are able to meet with you over the next few days, I want to use this memo to tell you more about the merger agreement we just announced, and how excited I am about what it means.

The merger of Biogen and IDEC creates a new global biotechnology powerhouse. This will be a company with opportunities to create value for shareholders, growth opportunities for employees, and advances in medicine beyond what either company could achieve on its own.

By joining together like this we have the opportunity to accelerate our strategic agenda by as much as five years compared to what either of us could achieve separately. In doing so, BIOGEN IDEC INC. will be a very exciting place to work.

Biogen and IDEC are two remarkably complementary companies. IDEC is a world leader in oncology, with a growing focus on autoimmune and inflammatory diseases. And Biogen is the mirror image, with leadership in the core therapeutic areas of neurology, dermatology and autoiummune diseases. Putting these resources together is simply a natural – a perfect fit.

The combined company will have not one, but two established blockbuster drugs as well as the recently launched products AMEVIVE® and Zevalin®. Together, we will have an outstanding pipeline with 10 candidates in clinical studies for the treatment of cancer and autoiummune diseases. We will have leading edge research and development expertise in oncology, immunology, neurology and rheumatology, and critical strength in other disciplines.

We’ll be able to bring 1,000 R&D professionals together to focus on research projects, supported by a budget of more than $550 million in 2003.

The combined company will have considerable financial strength. We’ll have approximately $1.5 billion in net cash at the outset, and strong earnings power. We expect cash EPS to grow at a projected 20% compounded annually. And we’ll have the power to support new initiatives in our labs as well as for in-licensing of promising discoveries.

Memo to Employees
June 23, 2003

Naturally, many of you have asked, “How will things be different as part of a bigger company?” The senior management team that has been working to accomplish this transaction recognizes that one of the foundations of success for both IDEC and Biogen has been the special cultures each has nurtured. And the team that will lead BIOGEN IDEC is absolutely committed to preserving the special attributes that make working here so attractive.

Our foundation principles of honesty and integrity will continue to guide us. Our zeal and dedication, and our ability to embrace change, are undiminished.

Even though we will be bigger, we must maintain the nimbleness of a biotech company. We will streamline decision-making processes. We will continue to encourage novel research pursuits and reward successful initiatives. And, with our expanded base of expertise, we will encourage even more dialogue and cross-fertilization among the disciplines.

Altogether, this is going to be a fun place to work. It is going to offer greater opportunities than ever for intellectual fulfillment and economic success.

Additional details of the proposed merger transaction are provided in today’s press release. Throughout the process, we intend to maintain open communication with you. However, until the merger receives all necessary regulatory approvals, including the approval of the shareholders of both companies, we will of course need to be sensitive to the legal and regulatory constraints governing a proposed transaction like this. A separate memo outlining how we will manage these legal and regulatory sensitivities will be distributed shortly. Until this merger formally closes, we must operate as independent companies.

Next week, an integration planning team from both companies will begin planning for future operations, and I will be sharing details with you as soon as possible. In brief, while there will be some changes, there should be little interruption of your work. In the labs, in our manufacturing facilities and in our interface with physicians and patients, our focus will be unchanged. The standards of excellence, shared in common by IDEC and Biogen, are unaffected by this merger.

As you know, Biogen and IDEC are two of the oldest biotech companies. We are also two of the most successful, pioneering in the development of critical new therapies based on two of the most pivotal scientific breakthroughs of the 20th century. With this merger, we have the opportunity to move to an even higher level of achievement and set the standard for medical advances and economic success in the 21st century.

Inevitably, a merger creates many distractions. We will try and remove as many of these distractions as possible through communications. We especially are sensitive to the question everyone has – what does this mean for me? And, we will as quickly as possible respond to your questions and announce decisions. Please visit Bionet for complete information about this announcement and scheduled meetings.

Thank you for all you have done to bring IDEC and Biogen to this threshold of new opportunities. And thank you for your dedication and support as we work to fulfill our enormous potential.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.